May 4, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Russell Mancuso, Branch Chief, Office of Electronics and Machinery

Re:

Biotricity Inc.

Amendment No. 6 to Registration Statement on Form S-1

File No. 333-210933

Ladies and Gentlemen:

On behalf of our client, Biotricity Inc. (the “Company”), we hereby transmit this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated January 30, 2017 (the “Comment Letter”), with respect to the Registration Statement on Form S-1 filed by the Company with the Commission on January 13, 2017 (File No. 333-210933) (the “Registration Statement”).

Certain of the Staff’s comments call for the explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 6 to the Registration Statement (“Amendment No. 6”).

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. To assist the Staff’s review, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 6.

Recent Developments, page 1

1.

We note that the January 12, 2017 section of the “IR News- News of Interest to Investors” page of your website regarding you being “named a ‘major contender’” indicates that “Bioflux has received FDA clearance for it’s software…” but does not mention that you must submit an application to the FDA to market your product and that the FDA must review that application before you may sell your product. You also link from that page on your website to (1) an article indicating that your product has received “necessary 501k clearances” from the FDA and (2) an article indicating that you paid for distribution of the statement that “Bioflux has recently received the necessary 501k clearance from the Food & Drug Administration.” Please provide us your analysis of (1) how investors would know from these articles that you still must submit an application to the FDA to market your product and that the FDA must review that application before you may sell your product, and (2) the materiality of any liability for any potential claims made by investors related to your statements like those cited in the first two sentence of this comment.

Response:

The Company has included a risk factor in the Registration Statement to address the issues raised by this comment. Please see page 23 of the Registration Statement.

2.

Please provide us your analysis of whether the articles mentioned above are free writing prospectuses as defined in Rule 405. Cite in your response all authority on which you rely. Also address in your response all involvement that you had in the preparation and review of the articles, your involvement in your identification as a “major player,” any amount you paid for preparation and distribution of the articles, and the date that your agreement with the sources of the articles began and will end.

Response:

The Company recognizes that the Securities and Exchange Commission views the definition of what constitutes a free writing prospectus broadly and as such the Company acknowledges that the Financial Buzz article could be considered to be a “Free Writing Prospectus.”  Accordingly the Company has included a risk factor in the Registration statement to address the staff’s comment.  Please see page 24 of the Registration Statement.

3.

The second article mentioned in comment 1 above indicates that you issued shares and warrants to the source of the article. Please reconcile this statement with the information in Part II of your registration statement regarding unregistered sales of securities.

Response:

The Registrations Statement has been revised in response to the staff’s comment.

4.

We note that the January 3, 2017 article mentioned above cites your CEO as indicating that your “partnership with G2L is an important step for” you. Please disclose this partnership in an appropriate section of your prospectus; include the date of the agreement, the material obligations of the parties, and duration and termination provisions. Also provide us your analysis of whether the related agreement should be filed as an exhibit to your registration statement.

Response:

The Company has revised the Registration Statement in response to the staff’s comments to include a description of it partnership with G2L.   Please see page 49 of the Registration Statement.

Although the Company believes a description of its relationship with G2L should be in the Registration Statement, the Company does not consider its  relationship with G2L  to be material for purposes of Item 601 of Regulation S-K, as there is no payment or other material obligations of the Company under the partnership, it may be terminated at any time on 60 days’ notice to the other party, and the termination would not affect the development or commercialization schedule of the technologies of the Company.

Common stock to be outstanding after the offering, page 4

5.

Please tell us why there was no change to the disclosure in the section regarding shares underlying convertible debentures given your added disclosure on page II-4 regarding conversions.

Response:

We advise the Staff that the Registration Statement reflected the issuance of the shares upon conversion of the promissory notes, and the referenced disclosure on page II-4 was added to further reflect that conversion inadvertently omitted from the prior amendment.

Market Overview, page 44

6.

Please provide us the data that underlie the calculations mentioned in the first paragraph of your response to prior comment 2.

Response:

The Company has advised that MCT diagnostic test reimbursement figures have been obtained through the online database of The Centers for Medicare & Medicaid Services (“CMS”), part of the Department of Health and Human Services, using CPT code 93229 to get the fees for each of the approximately 91 jurisdictions in the U.S. under CMS. The Company then weighted this towards the biggest markets based on population: NY (963), CA (930), TX (803), and FL (824). The national average is 796. The average of these numbers is $863.

7.

Please address that part of prior comment 2 regarding your disclosure that currently available devises are based on outdated technologies.

Response:

The Registration Statement has been revised to delete this reference. Please see page 45 of the Registration Statement.

Competition, page 52

8.

We note your response to prior comment 2 and your revisions to this section. Please tell us how your response considers CardioComm Solutions, Inc.’s September 23, 2014 press release announcing the execution of agreements between iMedical and CardioComm, which refers to an MCT engineering project with Philips Healthcare.

Response:

The Company has informed us that TZ Medical and Phillips Healthcare are the same company and as such this would be considered a preexisting relationship allowing CardioComm to continue to work with them.  Also, the referenced press release was put out over two years ago and since this release the Company does not believe the project has moved forward and is not aware of any subsequent public release or statement on the matter.

Selling Stockholders, page 72

9.

We note your response to prior comment 4. Please reconcile the number of shares associated with footnote 10 to your selling stockholder table with the number of shares disclosed in the third paragraph on page 37 and the information on your prospectus cover. Also, ensure that your revised disclosure makes clear the amount the selling security holders paid per offered share, rather than solely one aggregate amount paid by several security holders.

Response:

The Registration Statement has been revised in response to the Staff’s comment. reconcile the discrepancy.  Please see the revised disclosure on page __ of the prospectus.

Recent Sales of Unregistered Securities, page II-3

10.

From your revision in response to prior comment 6, it is unclear how the acquisition transaction was exempt from registration under the Securities Act. Your prospectus disclosure indicates that the registrant, at the time of the offer and sale of its securities in connection with the acquisition, was not related to iMedical. Please provide us your analysis of the availability of an exemption from registration; cite with specificity the authority on which you rely. Include in your response the number of investors who received the securities as part of the acquisition transaction.

Response:

The Registration Statement has been revised to demonstrate why the Company believes the exemption from registration was available. Please see the revised disclosure on page II-3 of the prospectus.

* * * * *

Please feel free to call me if you have any questions.

Very truly yours,

David B. Manno

cc:

Biotricity Inc.